UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform that the 54th Annual General Meeting (‘AGM’) of the Company was held on Thursday, July 11, 2019 and the business(es) mentioned in the Notice dated May 30, 2019 were transacted. The Company had also provided live webcast of proceedings of the meeting to its shareholders.

In this regard, please find enclosed the following –

1.	Voting results as required under Regulation 44 of the Securities & Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), Exhibit 99.1

2.

Consolidated Report of Scrutinizer dated July 11, 2019, for remote e-voting and Insta Poll (electronic voting at the AGM venue), pursuant to Section 108 and 109 respectively of the Companies Act, 2013 and Rule 20(4)(xi) and Rule 21(2) respectively of the Companies (Management and Administration) Rules, 2014, Exhibit 99.2

3.	Summary of proceedings as required under Regulation 30, Part-A of Schedule -III of the SEBI Listing Regulations, Exhibit 99.3

4.	The Chairman’s speech read out and circulated to the Members during the AGM, Exhibit 99.4

The meeting commenced at 10:30 a.m. and concluded at 2.20 p.m.

The result along with the Scrutinizer’s Report(s) is available at the registered and corporate office and website of the Company www.vedantalimited.com and on the website of Karvy Fintech Private Limited, Registrar & Transfer Agent of the Company www.karvy.com.

Exhibits

Ex-99.1	Voting Results.

Ex-99.2	Consolidated Report of Scrutinizer dated July 11, 2019

Ex-99.3	Summary of proceedings.

Ex-99.4	Chairman’s speech

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2019

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer